SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. _____)1

ALICO, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

016230104

(CUSIP Number)

John R. Alexander

122 East Tillman Avenue

Lake Wales, Florida 33853

(863) 679-9595

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

February 26, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 11 Pages

1 The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Atlantic Blue Trust, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 57-1149984
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,493,777 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,493,777 (See Item 5)
11	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 3,493,777 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 48.8%
14	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS Alico Holding, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 47-0906752
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,493,777 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,493,777 (See Item 5)
11	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 3,493,777 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 48.8%
14	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

This statement on Schedule 13D (this “Statement”) constitutes the initial filing by Atlantic Blue Trust, Inc., a Florida corporation (“ABT”), with respect to the acquisition by ABT of beneficial ownership of 3,493,777 shares (the “Shares”) of the common stock, par value $1.00 per share (the “Common Stock”) of Alico, Inc., a Florida corporation. This Statement is also being filed by Alico Holding, LLC, a Nevada limited liability company (“Holding”). ABT holds one hundred percent (100%) of the membership interests of Holding, and Holding is the record owner of the Shares.

In this Statement, each of ABT and Holding is sometimes individually referred to as a “Reporting Person,” and they are sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons are filing this statement together as a group pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 per share of Alico, Inc., a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 640 South Main Street, La Belle, Florida 33935.

Item 2. Identity and Background.

This Statement is filed jointly by each of ABT and Holding pursuant to Rule 13d-1(k) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(a) – (c), (f) The name and place of organization of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth on Schedules 1-A and 1-B hereto. To the knowledge of the Reporting Persons, each of the Disclosed Parties is a citizen of the United States of America.

ABT was formed principally to own and hold one hundred percent (100%) of the membership interests of Holding and certain other assets. The address of ABT’s principal business and principal office is 122 East Tillman Avenue, Lake Wales, Florida 33853.

Holding was formed principally to own and hold the Shares. The address of Holding’s principal business and principal office is 122 East Tillman Avenue, Lake Wales, Florida 33853.

(d) – (e) During the last five years, no Reporting Person or, to the knowledge of any Reporting Person, any Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of the Shares pursuant to certain agreements entered into in connection with the settlement of a civil lawsuit, The Four Sisters Protectorate, et al. v. Ben Hill Griffin III, Trustee, Polk County, Florida Circuit Court, Case No. GC-G-0054, Section 81 (the “Suit”). More specifically, certain litigants in the Suit entered into a settlement agreement dated as of March 29, 2001, as subsequently modified by an addendum dated December 27, 2001 (collectively, the “Settlement Agreement”). On December 27, 2001, such litigants also entered into a separation agreement (the “Separation Agreement”).

Following mediation proceedings relating to the Suit, on June 5, 2003, certain of the litigants entered into a separate supplemental settlement agreement (the “2003 Mediated Settlement Agreement”) to expedite performance of the terms and conditions of the Settlement Agreement, and on June 11, 2003, they entered into a separate supplemental settlement agreement (the “Supplemental Agreement”) to facilitate performance of the 2003 Mediated Settlement Agreement. The purpose of both the 2003 Mediated Settlement Agreement and the Supplemental Agreement was to finally settle all disputes among the parties to the Settlement Agreement, thereby facilitating final performance of the Settlement Agreement.

The Reporting Persons acquired beneficial ownership of the Shares pursuant to the Settlement Agreement, the Separation Agreement, the 2003 Mediated Settlement Agreement, and the Supplemental Agreement (collectively, the “Various Agreements”), each of which was executed in connection with the settlement of the Suit. The transactions contemplated by the Various Agreements were finally completed on February 26, 2004.

Item 4. Purpose of the Transaction.

The purpose of the transactions contemplated by the Various Agreements was to finally settle all disputes between the parties to the Suit, and the Reporting Persons acquired beneficial ownership of the Shares pursuant to the terms of the Various Agreements.

As a result of the change in control, five of the nine directors of the Issuer (Walker E. Blount, Jr., Monterey Campbell III, Amy Gravina, Ben Hill Griffin III, and K. E. Hartsaw) resigned from the Issuer’s Board of Directors, and the remaining directors filled the vacancies created thereby with J. D. Alexander, John R. Alexander, Larry Carter, Stephen M. Mulready, and Baxter G. Troutman. Richard C. Ackert, William L. Barton, Thomas E. Oakley, and W. Bernard Lester remain as members of the Registrant’s Board of Directors.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. In that connection, and depending upon, among other things, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies for enhancing the value of their investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, continued ownership of the shares of Common Stock currently beneficially owned by the Reporting Persons; acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; structuring a loan or loans secured by some or all of the shares of Common Stock beneficially owned by the Reporting Persons; disposing of some or all of the securities of the Issuer beneficially owned by them; proposing or seeking to effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4 of this Schedule 13D.

The review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

The responses to Items 7 through 13 on the cover page provided for each Reporting Person that relate to the beneficial ownership of the Common Stock, are incorporated herein by reference.

(a) According to the Issuer’s quarterly report on Form 10-Q for the three months ended November 30, 2003, as filed with the Securities and Exchange Commission on January 13, 2004, there were 7,159,104 shares of Common Stock issued and outstanding. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,493,777 shares of Common Stock (representing approximately 48.8% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

(b) The Reporting Persons possess shared power to direct the voting and disposition of the shares of Common Stock held in the aggregate thereby.

(c) Except as otherwise noted in this Statement, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) With respect to the Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 26, 2004, the Reporting Persons pledged 1,200,000 of the Shares (the “Pledged Shares”) to The Prudential Insurance Company of America pursuant to a Pledge and Security Agreement (the “Pledge Agreement”) that contains customary terms and conditions. The proceeds of the loans secured by the Pledge Agreement were not, however, used by the Reporting Persons to finance the Reporting Persons’ acquisition of beneficial ownership of the Shares.

The information set forth in Items 3 and 4 of this Statement is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

99.1 Joint Filing Agreement

99.2 Separation Agreement (Incorporated by reference to Exhibit 02 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2002 (SEC File No. 000-00261))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2004

ATLANTIC BLUE TRUST, INC.

By: /s/ John R. Alexander

Name: John R. Alexander

Title: President

ALICO HOLDING, LLC

By: /s/ John R. Alexander

Name: John R. Alexander

Title: Manager

SCHEDULE 1-A

ATLANTIC BLUE TRUST, INC.

Directors and Executive Officers

The name, present principal occupation, and business address of each director and executive officer of Atlantic Blue Trust, Inc. are set forth below.

Name	Principal Occupation	Business Address
John R. Alexander	President, Atlantic Blue Trust, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
J.D. Alexander	Florida State Senator	122 East Tillman Avenue Lake Wales, Florida 33853
Laura G. Alexander	Educator	122 East Tillman Avenue Lake Wales, Florida 33853
Byron G. Matteson	Manager of Employee Staffing Services Company	205 North Scenic Highway Suite 100 Frostproof, Florida 33843
Baxter G. Troutman	Florida State Representative	205 North Scenic Highway Suite 100 Frostproof, Florida 33843

SCHEDULE 1-B

ALICO HOLDING, LLC

Managers

The name, present principal occupation, and business address of each manager of Alico Holding, LLC are set forth below.

Name	Principal Occupation	Business Address
Doris J. Krick	Corporate Services Agent	639 Isbell Road Suite 390 Reno, Nevada 89509
John R. Alexander	President, Atlantic Blue Trust, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853
Charles D. Kidd	Controller, Atlantic Blue Trust, Inc.	122 East Tillman Avenue Lake Wales, Florida 33853

EXHIBIT INDEX

Number Description

99.1 Joint Filing Agreement

99.2 Separation Agreement (Incorporated by reference to Exhibit 02 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2002 (SEC File No. 000-00261))

EXHIBIT 99.1

AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Alico, Inc. or any subsequent acquisitions or dispositions of equity securities of Alico, Inc. by any of the undersigned.

Date: February 29, 2004

ATLANTIC BLUE TRUST, INC.

By: /s/ John R. Alexander

Name: John R. Alexander

Title: President

ALICO HOLDING, LLC

By: /s/ John R. Alexander

Name: John R. Alexander

Title: Manager